Exhibit 12.1

Pepco Holdings, Inc.

	Three Months Ended March 31, 2010	For the Year Ended December 31,
		2009	2008	2007	2006	2005
	(millions of dollars)
Income before extraordinary item (a)	$37	$233	$305	$324	$245	$369

Income tax expense (b)	31	110	168	188	161	255

Fixed charges:
Interest on long-term debt, amortization of discount, premium and expense	90	382	341	348	343	341
Other interest	6	23	24	25	19	20
Preferred dividend requirements of subsidiaries	—	—	—	—	1	3

Total fixed charges	96	405	365	373	363	364

Non-utility capitalized interest	(1)	(4)	(6)	(2)	(1)	(1)

Income before extraordinary item, income tax expense, fixed charges and non-utility capitalized interest	$163	$744	$832	$883	$768	$987

Total fixed charges, shown above	96	405	365	373	363	364

Increase preferred stock dividend requirements of subsidiaries to a pre-tax amount	—	—	—	—	1	2

Fixed charges for ratio computation	$96	$405	$365	$373	$364	$366

Ratio of earnings to fixed charges and preferred dividends	1.70	1.84	2.28	2.36	2.11	2.70

(a)	Excludes income/losses from equity investments.
(b)	Concurrent with the adoption of FASB guidance on taxes (ASC 740) in 2007, amount includes interest on uncertain tax positions.